CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 and 2007

AUDITORS’ REPORT

To the Shareholders of

Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years ended March 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

July 25, 2008

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 25, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Vancouver, B.C. Canada

Chartered Accountants

July 25, 2008

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	March 31,	March 31,
	2008	2007

Assets

Current assets
Cash and cash equivalents	$ 13,294	$ 202,486
Short term investments	--	35,750
Taxes recoverable	198,882	91,972
Due from related parties (Note 10)	--	11,999
Accounts receivable and prepaid expenses	59,845	62,530
	272,021	404,737

Mineral property interests (Notes 5 and 15)	4,765,477	3,837,781
Equipment (Note 6)	234,706	177,998
Investments (Note 7)	24,769	31,706
Reclamation and other deposits (Note 8)	18,000	3,000

	$ 5,314,973	$ 4,455,222

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 232,524	$ 304,473
Accounts payable, related parties (Note 10)	1,100,183	96,654
	1,332,707	401,127
Shareholders’ equity
Share capital (Note 9)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 47,921,073 (2007 – 41,801,343) common shares	23,776,948	21,482,992
Warrants	402,443	349,830
Contributed surplus	1,431,756	816,439
Accumulated other comprehensive loss	(6,937)	--
Deficit	(21,621,944)	(18,595,166)
	3,982,266	4,054,095
	$ 5,314,973	$ 4,455,222

Going concern and nature of operations (Note 1)

Subsequent events (Notes 5(e) and 17)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Director

Director

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations

	For the years ended March 31,
	2008	2007	2006

Expenses
Amortization	$ 624	$ 1,890	$ 6,443
Finance costs (Notes 9 and 10(c))	154,010	--	--
Foreign exchange losses / (gains)	41,516	(2,330)	3,141
Legal, accounting and audit	74,714	42,419	26,642
Management and consulting fees (Note 10 ( b, d))	136,500	102,500	37,500
Office and administration	132,444	79,474	133,781
Property investigation costs	1,734	12,132	--
Salaries and benefits	115,736	75,929	84,795
Shareholder communications	353,259	286,510	190,246
Stock-based compensation	414,484	67,867	232,287
Travel and conferences	21,262	19,458	49,139
Write-down of investments	--	--	24,999
Write-down of mineral property interests (Note 5(e))	1,586,240	--	172,697
(Recovery) of value added tax	--	--	(69,841)
Interest income	(5,745)	(22,499)	(565)

Loss for the year	(3,026,778)	(663,350)	(891,264)

Loss per common share	$ (0.06)	$ (0.02)	$ (0.03)

Weighted average number of common shares outstanding – basic and diluted	47,872,669	38,395,299	32,188,964

Consolidated Statement of Comprehensive Loss

Year ended March 31, 2008
Loss for the year before other comprehensive loss	$ (3,026,778)
Unrealized losses on investments	(9,539)
Comprehensive loss for the year	$ (3,036,317)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity
Years ended March 31, 2008 and 2007

	Common Shares Without Par Value		Share Subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, March 31, 2005	29,690,659	$ 17,010,613	$ 429,217	$ --	$ 589,343	$ --	$ (17,040,552)	$ 988,621
Stock options exercised	776,600	128,937	--	--	(32,427)	--	--	96,510
Private placements, less share issue costs	4,000,000	1,286,343	(429,217)	--	--	--	--	857,126
Mineral property interests
Goldsmith Claims	50,000	17,000	--	--	--	--	--	17,000
Lucky Jack Claims	50,000	17,500	--	--	--	--	--	17,500
Stephens Lake – Trout Claims	16,667	2,667	--	--	--	--	--	2,667
Kootenay Gemstone Property	100,000	37,000	--	--	--	--	--	37,000
Wine Claims	50,000	19,000	--	--	--	--	--	19,000
Finders’ fees	32,350	11,323	--	--	--	--	--	11,323
Stock-based compensation	--	--	--	--	238,965	--	--	238,965
Loss for the year	--	--	--	--	--	--	(891,264)	(891,264)
Balance, March 31, 2006	34,766,276	18,530,383	--	--	795,881	--	(17,931,816)	1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	--	101,020
Loss for the year	--	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	21,482,992	--	349,830	816,439	--	(18,595,166)	4,054,095
Stock options exercised	1,145,500	392,564	--	--	(140,434)	--	--	252,130
Warrants exercised and expired	1,745,300	785,385	--	(173,291)	173,291	--	--	785,385
Private placements, less share issue costs	2,750,500	938,591	--	225,904	--	--	--	1,164,495
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	--	140,000
Stock-based compensation	--	--	--	--	582,460	--	--	582,460
Transition adjustment to opening balance	--	--	--	--	--	2,602	--	2,602
Unrealized loss on investments for the year	--	--	--		--	(9,539)	--	(9,539)
Loss for the year	--	--	--	--	--	--	(3,026,778)	(3,026,778)
Balance, March 31, 2008	47,921,073	$ 23,776,948	$ --	$ 402,443	$ 1,431,756	$ (6,937)	$ (21,621,944)	$ 3,982,266

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2008	2007	2006
Cash provided by (used for)

Operating activities
Loss for the year	$ (3,026,778)	$ (663,350)	$ (891,264)
Items not affecting working capital
Amortization	624	1,890	6,443
Stock-based compensation	414,484	67,867	232,287
Non-cash finance costs	140,000	--	--
Write-down of mineral property interests	1,586,240	--	172,697
Write-down of investments	--	--	24,999
Changes in non-cash working capital
Taxes recoverable	(106,910)	(78,336)	(5,661)
Accounts receivable and prepaid expenses	2,685	(59,481)	6,790
Accounts payable and accrued liabilities	56,657	18,069	(9,272)
	(932,998)	(713,341)	(462,981)

Investing activities
Mineral property interests
Acquisition costs	(112,269)	(63,095)	(40,147)
Exploration and development costs	(2,234,579)	(1,850,109)	(471,547)
Related party advances	--	9,404	(16,866)
Reclamation and other deposits	(15,000)	29,883	--
Short term investments	35,750	(35,750)	--
Equipment	(179,605)	(201,411)	(4,918)
	(2,505,703)	(2,111,078)	(533,478)

Financing activities
Due to/from related parties	1,047,499	(358,720)	337,230
Issuance of common shares	2,202,010	2,986,810	964,960
	3,249,509	2,628,090	1,302,190

Cash and cash equivalents
Increase (decrease) during the year	(189,192)	(196,329)	305,731
Balance, beginning of year	202,486	398,815	93,084

Balance, end of year	$ 13,294	$ 202,486	$ 398,815

Supplementary information – non-cash investing and financing transactions
Stock-based compensation in mineral property interests	$ 167,976	$ 33,153	$ 6,679
Issuance of shares for mineral property interests	$ 37,416	$ 235,167	$ 93,165
Issuance of shares for finance and agent’s fee	$ --	$ --	$ 11,323
Cash paid for interest	$ 10,338	$ --	$ --
Cash paid for income taxes	$ --	$ --	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $3,026,778 for the year ended March 31, 2008, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2008, of $1,060,686, with an accumulated deficit of $21,621,944.

The Company has capitalized $4,765,477 (2007 – $3,837,781) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $160,000 and issue 150,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at March 31, 2008.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Significant accounting policies:

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  The Company has incorporated three subsidiary companies in the British Virgin Islands to hold the mineral property interests in Sierra Leone in branch offices.  Subsequent to March 31, 2008, the branch offices were formally registered in Sierra Leone.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, valuation of stock-based compensation and future income taxes.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(c)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value.  Changes in fair value are reflected in the consolidated statements of operations.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or is impaired.

Management of the Company periodically reviews the carrying values of mineral property interests whenever circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral property interests and their eventual disposition.  Management considers various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the deferred costs are written-off, or if its carrying value has been impaired, then the deferred costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Recorded costs of mineral property interests are not intended to reflect present or future values of resource properties.  Capitalized costs are subject to measurement, uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in material amounts.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(d)

Mineral property interests (continued)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

(e)

Investments and comprehensive income

The Company accounts for its portfolio investments as long-term investments.  They are initially recorded at cost.  Under Section 1530, “Comprehensive Income” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook states that comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(f)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over the estimated economic lives of the various classes of equipment ranging from three to five years.

(g)

Income taxes

Income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future tax assets is not considered more likely than not, a valuation allowance is provided.

(h)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  As at March 31, 2008 and 2007, the Company has determined that it has no asset retirement obligations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the end of the period.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(j)

Stock-based compensation and other equity instruments

The Company has a stock option plan which is described in Note 9.  Stock-based compensation is recorded using a fair value based method on the date of grant, determined using the Black-Scholes (“B-S”) option pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  Proceeds arising from the exercise of stock options are credited to share capital.

Canadian Institute of Chartered Accountants in Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  The Company values share purchase warrants using the B-S option pricing model.

(k)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options and share purchase warrants in computing diluted earnings per share.  It assumes that any proceeds would be used to purchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding stock options and share purchase warrants has not been included in the calculation as increasing the number of common shares outstanding would be anti-dilutive.

(l)

Variable interest entities

Variable Interest Entities are required to be consolidated by the primary beneficiary.  The Company has determined that it has no Variable Interest Entities.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(m)

Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.   At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

3.

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007. The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007.  CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements.  This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determining the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

3.

Recent accounting pronouncements (continued)

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008.  The Company is currently evaluating and determining the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009.  The Company is currently evaluating and determining the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

4.

Change in accounting policies

Financial instruments

Effective April 1, 2007, the Company has adopted new CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these handbook sections had no impact on the Company’s opening deficit.

Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value.

Accounts receivable, amounts due from related parties and deposits are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities, amounts due to related parties and convertible preference shares, are classified as other financial liabilities and are measured at amortized cost.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

4.

Change in accounting policies (continued)

Hedges

Effective April 1, 2007, the Company has adopted the new CICA handbook section 3865 “Hedges”.  The Company has not previously undertaken hedging activities and thus the adoption of this section has no impact on the consolidated financial statements.

Comprehensive income / (loss)

Effective April 1, 2007, the Company adopted the new CICA handbook section 1530 “Comprehensive Income”. Comprehensive income represents the change in net assets resulting from transactions, events and circumstances from sources other than shareholders and includes items that would normally be included in net income such as unrealized gains and losses on available-for-sale investments.

The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.

5.

Mineral property interests

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 15.   Property payments made on the Company’s mineral property interests during the year ended March 31, 2008, are included in the property descriptions below.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  Preliminary work was restarted on this property in the year ended March 31, 2004, and property costs are again being deferred.

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral property interests (continued)

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, located in Nayarit, Mexico.

(c)

British Columbia properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($50,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($70,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (the “Companies”) (See Note 10 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Companies made cash payments totalling $110,000 ($36,667 paid by the Company, including a final payment of $13,333 in the year ended March 31, 2008) and issued 200,001 common shares (66,667 common shares in the capital of each of the three companies, of which the final 16,666 common shares were issued by the Company in the year ended March 31, 2008.  Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  A joint venture agreement has not been finalized between the Companies and the optionor, although the claims remain in good standing.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral property interests (continued)

(iii)

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement are cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company is to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company is also required to incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company has the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(e)

Casierra Diamond Licences, Sierra Leone

The Company has a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture was to be formed between the parties and each party was to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  During the year ended March 31, 2008, the Company conducted two work programs on the claim located on the Sewa River (“onshore claim”).  Exploration results did not meet the expectations of the Company and the recoverability of exploration costs is uncertain, and as a result, the Company has written the carrying value of the onshore claim down by $1,586,240 to a nominal carrying value of $1.  Further write-downs on the onshore claim including certain fixed assets may be recorded in future periods.

6.

Equipment

		2008			2007
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicles	$ 120,550	$ 54,591	$ 65,959	$ 57,283	$ 33,745	$ 23,538
Office equipment	1,573	589	984	1,573	292	1,281
Computer equipment	19,238	11,610	7,628	16,673	7,404	9,269
Field equipment	258,337	128,266	130,071	192,833	48,923	143,910
Buildings	30,813	749	30,064	--	--	--
	$ 430,511	$ 195,805	$ 234,706	$ 268,362	$ 90,364	$ 177,998

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

7.

Investments

	Number of Shares	Cost	Transition Adjustment	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ --	$ (8,000)	$ 22,000
Abitibi Mining Corp.	7,000	210	385	245	455
Stingray Resources Ltd.	2,016	698	1,762	814	1,512
Emgold Mining Corporation	2,000	480	140	(180)	300
Sultan Minerals Inc.	2,630	316	315	184	500
		31,704	2,602	(6,937)	24,767
Non-public companies:
Terra Gaia Inc.	100,000	1	--		1
LMC Management Services Ltd. (Note 10(a))	1	1	--		1
		$ 31,706	$ 2,602	$ (6,937)	$ 24,769

	Number of Shares	Book Value 2007
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000
Abitibi Mining Corp.	7,000	210
Stingray Resources Ltd.	2,016	698
Emgold Mining Corporation	2,000	480
Sultan Minerals Inc.	2,630	316
		31,704
Non-public companies:
Terra Gaia Inc.	100,000	1
LMC Management Services Ltd.	1	1
		$31,706

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The quoted market value of the above listed publicly traded securities at March 31, 2007, was $34,306 (See Note 10).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

8.

Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

47,921,073 common shares without par value

During the years ended March 31, 2008 and 2007, the Company issued the following common shares:

2008

1.

411,764 bonus shares recorded as a finance cost were issued to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company over a period of time prior to regulatory approval of a loan agreement.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, with payments commencing 90 days from the receipt of regulatory acceptance, which was December 5, 2007; and

2.

2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve  months and $0.65 per share for the balance of the two-year term.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value allocated to each of the warrants was $0.08.

Compensation was paid to certain eligible arm’s-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve months and $0.65 per Finder’s Warrant Share for the balance of the two-year term.  This private placement closed in two tranches.  The Finder’s Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The fair value attributable to each of the Finder’s Warrants was $0.16 to $0.22.

2007

3.

On June 1, 2006, the Company completed a private placement of 3,000,000 units at a price of $0.60 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.75 until June 1, 2007.

4.

On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital (continued)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,941,761 common shares under the plan.  At March 31, 2008, 5,349,900 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.

The Company’s stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter, and all stock options granted by the Company in fiscal 2008 and 2007 have been granted under this vesting schedule.

During the year ended March 31, 2008, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.75, $0.85 and $0.95, respectively.

The Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 11, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.

The Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.

A summary of the fair value of stock options granted during the year using the B-S option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2008	2007	2006
Risk free interest rate	4.13%	3.98%	3.21%
Expected life (years)	3.0	3.0	3.0
Expected volatility	85%	85%	109%
Fair value per option granted	$ 0.23	$ 0.26	$ 0.12

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital (continued)

Stock options (continued)

The following table summarizes information on stock options outstanding at March 31, 2008:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.54	957,300	0.72 years
$0.30	416,100	1.52 years
$0.165	715,000	2.34 years
$0.50	100,000	3.20 years
$0.53	310,000	3.83 years
$0.50	1,696,500	4.05 years
$0.75	260,000	4.48 years
$0.85	260,000	4.48 years
$0.95	260,000	4.48 years
$0.50	150,000	4.68 years
$0.50	225,000	4.85 years
	5,349,900

A summary of the changes in stock options for the years ended March 31, 2008, 2007 and 2006, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2005	3,029,900	$0.33
Exercised	(776,600)	$0.12
Granted	1,985,000	$0.18
Balance, March 31, 2006	4,238,300	$0.30
Exercised	(877,900)	$0.19
Granted	410,000	$0.52
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,500)	$0.22
Granted	3,010,000	$0.59
Cancelled and forfeited	(285,000)	$0.52
Balance, March 31, 2008	5,349,900	$0.50
Exercisable at March 31, 2008	3,746,150	$0.46

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital (continued)

Share purchase warrants

As at March 31, 2008, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
2,768,890

A summary of the changes in warrants for the years ended March 31, 2008, 2007 and 2006, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2005	1,200,000	$0.75
Expired	(1,200,000)	$0.75
Issued	3,032,350	$0.43
Balance, March 31, 2006	3,032,350	$0.43
Exercised	(90,500)	$0.45
Expired	(32,350)	$0.45
Issued	2,750,000	$0.64
Balance, March 31, 2007	5,659,500	$0.53
Exercised	(1,745,300)	$0.45
Expired	(2,664,200)	$0.60
Issued	1,518,890	$0.55
Balance, March 31, 2008	2,768,890	$0.53

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

10.

Related party transactions and balances

Services rendered in the year ended March 31,	2008	2007	2006
LMC Management Services Ltd. (a)	$ 317,888	$ 232,638	$ 244,149
Lang Mining Corporation (b)	120,000	85,000	30,000
Legal fees	--	--	13,895
Consulting (d, f)	16,500	17,500	7,500
Finance costs (c)	154,010	--	--
Director (e)	US 102,000	US 102,000	59,138

Balances at March 31,	2008	2007
Balances receivable from (g):
LMC Management Services Ltd.(a)	$ --	$ 11,999
Balances payable to (g):
LMC Management Services Ltd.(a)	$ 89,004	$ --
Lang Mining Corporation (b)	10,500	--
Ainsworth Jenkins - Casierra project (c)	39,038	49,612
Directors (c)	961,641	47,042
	$ 1,100,183	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

At the time of entering into an agreement to issue 411,764 common shares in consideration of a loan agreement, Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of the loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares has been calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2008, Mr. Lang has been paid $14,010.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $249,244 to March 31, 2008, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

10.

Related party transactions and balances (continued)

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(h)

Related parties participated in the private placements described in Note 9.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

12.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2008	Canada	Mexico	Sierra Leone	Total
Current assets	$ 82,539	$ 189,482	$ --	$ 272,021
Mineral properties and deferred costs	1,381,995	1,861,966	1,521,516	4,765,477
Equipment	1,706	14,888	218,112	234,706
Investments	24,769	--	--	24,769
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 1,509,009	$ 2,066,336	$ 1,739,628	$ 5,314,973

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

12.

Segmented information (continued)

Geographic segments (continued)

2007	Canada	Mexico	Sierra Leone	Total
Current assets	$ 274,528	$ 130,209	$ --	$ 404,737
Mineral properties and deferred costs	1,029,042	1,077,716	1,731,023	3,837,781
Equipment	6,393	6,691	164,914	177,998
Investments	31,706	--	--	31,706
Reclamation and other deposits	3,000	--	--	3,000
Total Assets	$ 1,344,669	$ 1,214,616	$ 1,895,937	$ 4,455,222

13.

Income taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2008	2007	2006
Loss for the year	$ (3,027,000)	$ (663,000)	$ (891,000)
Statutory tax rate	32.00%	34.12%	34.50%
Expected income tax recovery	969,000	226,000	307,000
Non-deductible differences	(641,000)	(29,000)	(146,000)
Effect of change in tax rates and other	(328,000)	(197,000)	(161,000)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2008	2007	2006

Operating losses carried forward	$ 1,356,000	$ 1,350,000	$ 1,197,000
Resource and capital asset deductions	1,916,000	1,740,000	1,870,000
Share issue costs	16,000	20,000	28,000
	3,288,000	3,110,000	3,095,000
Valuation allowance for future tax assets	(3,288,000)	(3,110,000)	(3,095,000)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

13.

Income taxes (continued)

The Company has Canadian non-capital losses carried forward of $3,357,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2010	270,000
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	1,076,000
Total	3,357,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $2,605,000 expiring at various dates over the next seven years, available to offset future Mexican-source income.

The Company has resource pools of approximately $10,230,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

14.

Differences between Canadian and United States generally accepted accounting principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2008	2007	2006
Loss in accordance with Canadian GAAP	$ (3,026,778)	$ (663,350)	$ (891,264)
Deduct:
Net exploration expenditures for the period (i)	(2,364,251)	(2,215,541)	(484,936)
Add:
Deferred exploration costs written off during the year that would have been incurred and expensed in a prior period (i)	-1,476,499	---	---
Loss in accordance with US GAAP	(3,914,530)	(2,878,891)	(1,376,200)
Comprehensive income (loss)	(9,539)	(2,380)	3,520
Comprehensive loss under US GAAP	$ (3,924,069)	$ (2,881,271)	$ (1,372,680)
Loss per share US GAAP	$ (0.08)	$ (0.07)	$ (0.04)
Comprehensive loss under US GAAP	$ (0.08)	$ (0.08)	$ (0.04)
Weighted average shares outstanding US GAAP	47,872,669	38,395,299	32,188,964

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

	Years ended March 31,
	2008	2007	2006
Shareholders’ equity per Canadian GAAP	$ 3,982,266	$ 4,054,095	$ 1,394,448
Exploration expenditures for the period, net of write-downs (i)
2008	(887,752)	--	--
2007	(2,215,541)	(2,215,541)	--
2006	(484,936)	(484,936)	(484,936)
2005	881,238	881,238	881,238
2004	(704,555)	(704,555)	(704,555)
2003	673,609	673,609	673,609
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(209,152)	(209,152)	(209,152)
1997	(1,297)	(1,297)	(1,297)
	(3,909,447)	1,032,400	588,294
Cumulative effect of comprehensive income adjustments (iii)	(6,937)	2,602	(7,208)
Shareholders’ equity (deficiency) - US GAAP	$ (3,916,384)	$ 1,035,002	$ 581,086

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2008	2007	2006
Mineral Property Interests – Canadian GAAP	$ 4,765,477	$ 3,837,781	$ 1,323,978
Exploration expenditures expensed per US GAAP(i)	(3,909,447)	(3,021,695)	(806,154)
Mineral Property Interests – US GAAP	$ 856,030	$ 816,086	$ 517,824

i)

Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration work is either effectively abandoned and related costs are written off or the property reaches a development stage. Development costs may also be deferred until such time as further related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings.  Under US GAAP, and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

ii)

Statement of Financial Accounting Standard (“SFAS”) No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

The Company has no held-to-maturity debt securities or trading securities.

iii)

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For US GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year ended March 31, 2008.  The transitional provision requires re-measurement of its assets and liabilities classified as available-for-sale, with no adjustment to other comprehensive income at the beginning of the fiscal year.  Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once the securities are sold.

(b)

Statements of Cash Flows

	Years ended March 31,
	2008	2007	2006
Cash provided by (used for) operations
Canadian GAAP	$ (932,998)	$ (713,341)	$ (462,981)
Exploration expenditures (i)	(2,234,579)	(1,850,109)	(471,547)
US GAAP	(3,167,577)	(2,563,450)	(934,528)
Investing Activities
Canadian GAAP	(2,505,703)	(2,111,078)	(533,478)
Exploration expenditures (i)	2,234,579	1,850,109	471,547
US GAAP	(271,124)	(260,969)	(61,931)
Financing Activities
Canadian GAAP and US GAAP	$ 3,249,509	$ 2,628,090	$ 1,302,190

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Flow-through shares

Subsequent to March 31, 2008, the Company issued by way of private placement 1,010,800 flow-through common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 2(m) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

Upon renouncing the income tax deductions the Company will record a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance which will be recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the flow-through shares at the time of issuance.

(b)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have expressed views for US GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars, so the Company has no difference under SFAS No. 133.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Share purchase warrants (continued)

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  Issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess the impact this may have on the consolidated financial statements for US GAAP and record an adjustment in accordance with the guidance provided.

Stock Options

On December 21, 2007, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”).  SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share purchase options in accordance with SFAS No. 123R – “Share-Based Payments”.  The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007, which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007.  SAB 110 is effective January 1, 2008.  Management is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 was effective for the Company on April 1, 2007, and did not have an impact on the Company’s reported results.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No.157"), effective for periods beginning after November 15, 2007.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS No. 157 for non financial assets and liabilities. However, SFAS No.157 is still required to be adopted effective April 1, 2008, for financial assets and liabilities that are carried at fair value.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value for Financial Assets and Financial Liabilities including an amendment of FASB No. 115, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  This standard is effective for the Company’s March 31, 2009, financial statements.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Business Combinations

In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R) which will replace FAS 141 is applicable to business combinations consummated after the effective date of December 15, 2008.  SFAS 141(R)  replaces SFAS 141, Business Combinations and applies to all transactions or other events  in which an entity (the acquirer) obtains control of one or more businesses (the acquire), including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration.  This statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquire, the liabilities assumed and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This statement will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, or the Company’s fiscal year beginning April 1, 2009.  Earlier adoption is prohibited. The Company is currently unable to determine what impact the future application of this pronouncement may have on its consolidated financial statements.

Non-Controlling Interests

In December 2007, the FASB issued SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component on equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent company’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution of gains and losses.  The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Non-Controlling Interests (continued)

This standard requires net income and comprehensive income to be displayed for both the controlling and non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008, in the Company’s fiscal year beginning April 1, 2009.  SFAS 160 will be applied prospectively to all non-controlling interests, including those that arose before the effective date.

The Company does not believe the adoption of SFAS 160 will impact its consolidated financial statements for US GAAP.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

15.

Mineral property interests

Year ended March 31, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2008
Acquisition costs
Balance, beginning of year	$ 199,241	$ 9,520	$ 519,773	$ 87,552	$ --	$ 816,086
Incurred during the year	23,825	817	49,024	76,019	--	149,685
Write-downs during year	(109,741)	--	--	--	-	(109,741)
Balance, end of year	113,325	10,337	568,797	163,571	--	856,030

Exploration and development costs
Incurred during the year
Assays and analysis	1,630	--	5,835	1,338	16,889	25,692
Community relations	1,582	--	--	--	--	1,582
Dredging and bulk sampling	209,233	--	--	--	--	209,233
Drilling	--	--	--	120,470	391,483	511,953
Geological and geophysical	98,871	1,064	4,069	17,485	149,596	271,085
Site activities	698,330	135	2,186	3,304	133,778	837,733
Stock-based compensation	107,225	--	--	--	60,751	167,976
Travel and accommodation	236,037	--	3,470	69,432	31,753	340,692
Trenching	--	--	11,105	--	--	11,105
	1,352,908	1,199	26,665	212,029	784,250	2,377,051
Government assistance	--	--	--	(12,800)	--	(12,800)
Write-downs during the year	(1,476,499)	--	--	--	--	(1,476,499)
Balance, beginning of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Balance, end of year	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Total Mineral Property Interests	$ 1,521,516	$ 162,099	$ 815,728	$ 404,168	$ 1,861,966	$ 4,765,477

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

15.

Mineral property interests (continued)

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007
Acquisition costs
Balance, beginning of year	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred during the year	99,000	3,714	145,020	50,528	--	298,262
Balance, end of year	199,241	9,520	519,773	87,552	--	816,086

Exploration and development costs
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
	1,066,842	98,444	49,680	30,057	970,518	2,215,541
Balance, beginning of year	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Total Mineral Property Interests	$ 1,731,023	$ 160,083	$ 740,039	$ 128,920	$ 1,077,716	$ 3,837,781

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

16.

Comparative figures

Where necessary, certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

17.

Subsequent events

Subsequent to March 31, 2008:

(a)

The Company completed a private placement financing consisting of 1,658,635 non flow-through units (“NFT Unit) at a price of $0.22 per NFT Unit, each NFT Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued and payment of a finder’s fee of $2,912 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the finder’s unit at an exercise price of $0.25.

In addition, 1,010,800 flow-through units (“FT Unit”) were issued at a price of $0.25 per FT Unit.  Each FT Unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued and a payment of a finder’s fee of $3,088 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.28.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

(b)

The Company paid cash of $40,000 and issued 50,000 common shares on the Wine Claims in Manitoba, pursuant to the option agreement described in note 5(d)(ii), and made cash payments of $20,000 on each of the Goldsmith and Lucky Jack claims in British Columbia, pursuant to the option agreement described in note 5(c).